Exhibit 99.1

Obsidian Energy Sets Record Straight Regarding Woodland Cree First Nation Misleading Statements

CALGARY, February 13, 2024 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) today expressed our deep disappointment with the Woodland Cree First Nation (the “WCFN”) senior leadership’s misleading statements issued in a news release yesterday and their decision to address what Obsidian Energy believes to be the WCFN’s commercial concerns in this manner.

Negotiations between Obsidian Energy and the WCFN regarding a new economic relationship agreement commenced during the second quarter of 2023. In connection with those negotiations and at the request of the WCFN, Obsidian Energy arranged a meeting for November 9, 2023, to discuss certain previously disclosed seismic events. Unfortunately, the WCFN cancelled the meeting 30 minutes in advance of its scheduled time, postponing it until sometime in early 2024 or upon the execution of an economic relationship agreement between Obsidian Energy and the WCFN. As of today, the WCFN has not proposed a date to reschedule the meeting.

Obsidian Energy has a strong history of responsible operations and a commitment to safeguarding people and the environment. As previously disclosed, the Company complied and continues to comply with the Alberta Energy Regulator’s (“AER”) environmental protection order (the “Order”) regarding a produced water disposal well (the “Well”) by establishing seismic monitoring and accelerometers at its operations near Peace River. We also developed action and mitigation plans and continue to review and analyze additional data pertaining to seismicity.

On February 7, 2024, the AER, pursuant to our regulatory appeal of the Order, scheduled a hearing to commence on November 27, 2024, to review the Order and whether it should be confirmed, varied, suspended or revoked. As previously disclosed, Obsidian Energy’s Well has operated safely and within regulations for more than a decade. The Well is licensed and operated with full regulatory approval and in accordance with standard industry practice. Obsidian Energy continues to disagree with the conclusions of the Order.

Obsidian Energy also encourages the WCFN senior leadership to resume negotiations towards a mutually beneficial economic relationship agreement that builds on a revenue stream for WCFN-owned businesses, which has amounted to $4.3 million in 2023 and over $8 million since late 2021 (when the Company acquired full control of the Peace River asset). Considering our publicly announced Peace River three-year growth plan, a formal economic relationship agreement offers the potential for significant benefit and employment opportunities for the WCFN and local communities.

“We have unfortunately reached a negotiating impasse with WCFN’s senior leadership,” said Stephen Loukas, Obsidian Energy’s President and Chief Executive Officer. “Obsidian Energy has informed WCFN’s senior leadership that we cannot accept their unrealistic terms that amount to a monopolistic relationship as our sole provider of certain services and as a collector of commissions for incremental services already provided to us by other companies. In addition to limiting our ability to operate independently in the area, their proposal is not beneficial to our stakeholders, including our shareholders, local communities and other Indigenous groups.”

Mr. Loukas continued, “Obsidian Energy has had long-standing positive relationships with multiple Indigenous groups, including the WCFN. While WCFN senior leadership rejected our most recently proposed economic relationship agreement, we are open to meeting with WCFN senior leadership to further discuss the potential for an agreement. Regardless, Obsidian Energy has the ability to pursue existing regulatory processes to obtain the required permits and licenses to execute on our three-year growth plan. Additionally, we have the flexibility to accelerate other Peace River locations within our extensive portfolio to achieve our growth objectives.”

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the safe harbour provisions of applicable securities legislation. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information concerning: our beliefs in connection with our AER Order appeal; the negotiation of an economic relationship agreement; outcomes of regulatory processes to obtain the required permits or licenses to execute on our three-year growth plan; and the flexibility to accelerate other Peace River locations to achieve growth objectives.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, among other things: whether the Company is in compliance with all regulatory requirements; the possibility that we change our 2024 capital plans in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans (including the three-year growth plan) and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; and unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding, drought and warm weather in the spring and summer months), including inability to access our properties due to blockades or other activism. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see “Risk Factors” and “Forward-Looking Statements” therein) for the year ended December 31, 2022, which is available on the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that the foregoing list of factors is not exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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